Livestream Transcript
Why Pharma: January 4, 2023

I had a job at the FDA.
They didn't like the questions I was asking.
You heard that I fired Barbara Molden.
Don't make me do the same to you.
The FDA is corrupt.
Trying to change the drug laws is a political landmine.
Bribery, off the book's consulting fees, nationals.
To tip the iceberg, merrill Pharmaceuticals
is working with convicted Nazis.
They're approving unsafe drugs.
This has to stop unapproved.
I want to start a new war.
You've just watched a short proof of
concept for Pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against big Pharma.
She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.
If you want to help us tell this important,
inspiring true story, visit angel.com Pharma to express
interest
Now this is a David and Goliath type story.
Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.
I can't imagine what it would be like to work
within the FDA and try to fight this corruption.
And then, betrayed by big Pharma,
risk her career and her family.
JFK went on to award her
a presidential medal for her work.
In the 1960s. In the US.
Drug regulation was surprisingly loose.
Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.
I was shocked to learn that even pregnant
women were given experimental drugs without their consent.
Frankie learned that Thalidomide, a drug sold
all over the world, second only to
aspirin, was linked to birth defects.
When she raised these concerns with the FDA and Big
Pharma, she was threatened to be fired to be deported.
Frankie also discovered that Grunenthal Thalidomide's
creators
employed more Nazi war criminals than any
other company in the world.
Working with the right distributor is crucial
for the success of any project.
You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.
We considered engaging with Hollywood, but we
really love what angel is doing.
Angel has a proven track record.
With the success of their hit series The Chosen.
It has generated hundreds of millions of
views and tens of millions of dollars.
With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.
The stories of the 1960s and that
Pharma will tell are happening today.
When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.
If you think so too, express your
interest in investing in this film.
Click the link below or go to angel.com
pharma to show your support for this project.
Now I'm fueled by a desire to make movies that matter.
I'm a fighter, so I understand Frankie's passion.
In 2019, I starred in the movie Unplanned.
I knew taking on the role of Abby would
come with consequences, but I was prepared for it.
I think that doing that
movie really shifted my perspective.
I wanted to be a part of things that
had impact in a positive way on people.
We just want to shed a light on a hidden
story in American medical history, because we know that
when
people don't know history, they're doomed to repeat it.
We need your help to bring
this amazing true story to life.
Click or visit angel.com pharma to show your support.
We just need to gauge how many of you want to
be a part of bringing this story to the world.
Hey, everybody.
Happy New Year.
We are back with another live
stream from the Pharma team.
Tonight, we're so excited to fill you in on
some of the things that have been happening since
we took a break for the holidays.
And we're back with a little bit of an update.
And tonight, we just really want to dig
into why this story is so important.
Every single day we get a little bit closer to
making this movie, and it's all because of you.

So if you're here right now,
we really appreciate your support.
If you're wondering how you can continue to follow our
updates, how you can express interest in investing in the
film, go to angel.com pharma and you can find out
all about the movie and what our plans are.
Tonight, I'm going to be bringing on our producers,
Dory and Shelby, and we're going to talk about
some of the true story and the facts that
inspired this movie, all these little things about Francis
Kelsey that most people don't know from history.
And we're going to show some archival footage, so it'll
be really fun to see the real Francis Kelsey and
to talk more about how it inspired the movie.
So I'm going to go ahead and bring on Dorian, Shelby.
Welcome them to the live stream tonight.
Hello.
So excited to be here.
We are going to be talking tonight
about the inspiration and the big.
I know that for all of us, it
was a really important story to our hearts.
It was a very dear story to us.
Dory, obviously, you've been working on
it for a really long time.
So tonight we're really going to focus on why
we think other people should care about this movie.
And we're grateful for you, linda,
thank you for supporting this project.
We're so excited for everyone who's here. Thank you.
Light Warrior.
I love the username there.
We're going to be doing a lot of Q and A tonight.
So, Paul, we see you.
We're going to be looking at these comments throughout
the night, throughout the live stream, and we're going
to be answering your Q and A all night. Long.
So if you have a question for us, drop
them in the comments, and we will be covering
them as we move along throughout the show.
We're also going to be playing some trivia like
we usually do, except tonight it's going to be
spread out, so you have an opportunity to play
trivia all throughout the live stream.
We're going to put the questions on the screen,
and then once we have an answer from the
first person to get it right, we'll go ahead
and announce the answer throughout the show.
The person who gets the most right throughout
the show will be entered to win an
opportunity to be featured in the movie.
That is the big prize, the ultimate prize.

And all you guys have to do to be entered
to be in the movie for this prize is to
participate in our games, to participate in our social media
challenges, which we're going to talk about later tonight.
And that's it.
We're just happy you're here, and we want to be able to
bring you on and have you be part of this movie.
It's a family.
So let's get it kicked off
with our first trivia question.
We'll go ahead and throw that out
there before we jump into our discussion.
The first trivia question.
When Dr Francis Oldham Kelsey received a letter offering
her a faculty position at the University of Chicago,
there was one very noticeable mistake in the letter.
What was it?
So we're going to leave you with that question.
When Dr Francis Oldham Kelsey received a letter offering
her a faculty position at the University of Chicago,
there was one very noticeable mistake in the letter.
What was it?
All of this happened prior to her working at the FDA.
So do your little Internet sleuthing right now.
If you need to Google it, find
the answer, post it in the comments. Everybody engaged.
We can't wait to see who
comes up with the right answer.
In the meantime, we're going to carry on and keep
talking about this movie and why it's important to us.
Let's see, dory do you want to
maybe give us a brief synopsis?
Because not only are you a
producer, but you're the writer.
You have spent more intimate time with this
story than anyone else on the project.
So can you give us a brief
synopsis, maybe two to three sentences?
What is the story about?
Yeah, this is about one of the first female doctors to
work at the FDA and the important role that she played
in keeping a dangerous drug off of the US market.
This was a tragedy that occurred back in
the 1960s relating to the drug thalidomide that
was later found out to cause birth defects.
And it's something that is not talked about a lot
today, but it was very impactful in the history of
the US and drug regulation and the importance of making
sure that drugs are safe for people. And Dr.
Kelsey was just played such an important role.
And what we really want to do is just let
people know about her story and the impact on so

many people's lives and just make sure that people learn about that and know more about that. Right.
And it's always mind blowing to me when we tell people about the story that the majority of them don't know.
Most people don't know who Francis Kelsey was solidomide.
And I did prior to when I found it, I was just blown away that this story had never been made before.
And I started doing a lot of research.
I know you did a lot of research, Shelby.
When I told you about it, we were all over the Internet finding out everything we could.
There's amazing archival footage, and we want to show some of that.
So let's look at this archival footage right now from the FDA, and then let's discuss it after we watch it.
The story of Dr.
Francis Kelsey, this so called drug detective, has become legend at the FDA.
It's a compelling narrative about a newly minted medical reviewer whose decision on her first application ended up changing the agency forever.
It just so happens that my first application was for the drug Thalidomide.
And I got this because I was new, and they thought I should have an easy one to start on.
Thalidomide was thought to be a relatively benign sedative and treatment for morning sickness. Dr.
Kelsey and her team questioned the company's animal data and became even more concerned when they discovered that adults taking the drug suffered persistent pain in their extremities.
This type of reaction does happen in certain other drugs, but they're usually for serious conditions that you can afford a little more toxicity than you can for a simple sleeping pill or sedative.
And we also wondered what would happen if the mother would take it during pregnancy.
The company, William S.
Merrill, was pushing for action.
It complained the review was taking too long.
It threatened a lawsuit. But Dr.
Kelsey stood her ground.
Okay, there are so many things to unpack from just that short clip.
First of all, the fact that it was supposedly an easy application that was assigned to her to be able to approve just this sedative, this pill for morning sickness, it was supposed to be an easy, just rubber stamp, good to go.
And we know that that wasn't the case.
It was being sold only second to aspirin in the world,

all over the rest of the world, it was widely accepted.
It had originated in Germany, and it was just widely accepted.
And here in the US.
They kind of felt like because it had been so successful in other countries, there was going to be no issue.
So let's just give it to the new girl and let her push it through something else about that dory that you had told us, tell everyone watching the interesting story about sedatives for women during the holidays.
Yeah.
So that was one of the things I ran across in my research, was that Christmas is a huge time of year for pharmaceutical companies to make money on sedatives, particularly.
So in the early 60s, women were often thought to be hysterical, and the solution was sedatives.
So sedatives were this huge seller, whereas I think now we kind of feel like, oh, sedatives, okay, some people take those.
But 60s, this was a really big thing.
So thalidomide was this promise of this safe sedative, that women could take this safe sedative and calm down from their stress and all of their hysteria, and I'm assuming because the holidays usually are stressful anyway, that was a big time.
So there was a big push from the pharmaceutical companies with Dr.
Kelsey to get this drug application approved in time for Christmas so that they could have this big uptick in sales during that time.
And like you mentioned, Ashley, it was supposed to be an easy application.
So that made it even more difficult for her because she was new expectation of, like, hey, this is a rubber stamp. What's your problem?
Why is it taking you so long?
But she, after reviewing it, was like, there's something off here.
And that was why it was so remarkable.
She was actually uniquely qualified to take on this application because of having multiple degrees.
Can you explain that?
Because I'm not qualified to explain the level of education that yes.
She had a PhD from the University of Chicago in pharmacology.
So pharmacology is drug review, basically how drugs are made up and how they work in the body and how they work on animals and how they're absorbed and side effects and all of that.
So a PhD in pharmacology already made her qualified.

After that, she went to medical school and got an MD.
So she also had an MD degree
on top of the PhD in pharmacy.
So she was uniquely qualified for this because when
she looked at this drug application, she was bringing
in the experience from all of those different education
and the research she had done and everything and
saying, hey, something's off here.
But her supervisors at the FDA who were also MDS,
some of them were saying, like, oh, no, it's fine.
So she really had to stand up to them.
There were some people that she was dialing
that were not MDS, that didn't have degrees.
They were from the pharmaceutical company, and they were
not qualified to be telling this woman that she
didn't know what she was talking about.
So she really did have a solid leg to stand on.
She was incredibly educated and knew
exactly what she was talking about.
Speaking of her education, though, I do
have an answer for the trivia question.
So the person who answered it correctly was,
tell me his name in my ear.
It was Stan Simpson.
They thought the doctor was a man.
This is correct.
So what was noticeable about the mistake in the
letter was that it was addressed to a Mr.
Oldham.
And the reason that this was such a
big deal was because at the time, these
kinds of positions were primarily given to men.
And so when she received the
letter that was addressed to Mr.
Oldham, she found herself in a conundrum.
And in the autobiography that Dr.
Kelsey wrote, she said, when a woman took a job in those
days, she was made to feel as if she was depriving a
man of the ability to support his wife and child. Dr.
Kelsey told The New York Times in 2010,
but my professor said, don't be stupid.
Accept the job, sign your name
and put miss in brackets afterwards.
I just think that's a really fun little fact.
Another thing in her story that just makes her
so interesting, looking at all of the things that
she overcame leading into our next clip.
Now, the pharmaceutical company, like we were saying
during the holidays, we're really pushing the sedative.
We have seen a trend where sometimes
large corporations, they put profits over people.
And we know in this instance, it was
obvious that profits were a major priority here.
And with the pharmaceutical company pushing back so
much,
wanting her to approve this drug, it just became
more and more scandalous and more things came out.
So let's look at this archival
footage about some of the scandals
surrounding pushing at the pharmaceutical company.
There was considerable discussion, naturally, back
and forth about what information they
might have about safety and pregnancy.
And before the matter got resolved, the word
came from Europe of the terrible association between
the drug and these very severe birth defects.
By saying no to the application, dr.
Kelsey prevented untold tragedies in the United States, and
she set off an historic chain of events.
I'd never written a story about medicines in my whole
life, and I went over to interview her, and I
was just outraged by the story she told me.
In the summer of 1962, morton Mints published
a front page article in The Washington Post.
It was the first press account detailing the story
of thalidomide, the birth defects it caused, the behavior
of the company, and the resolute actions of Dr.
Kelsey in the United States.
Fokomelia the consequences of thalidomide happened after
people
already knew what the drug could do, but
nobody knew who'd been given the drug.
We couldn't find it.
So they got exposed to this
after everybody knew they shouldn't.
My feeling is that the story was very significant
because it shook the confidence of the public, which
had been mounting for years or decades, that science
and technology brought only good things.
This was a real shocker.
It was a drug that
could cause horrible birth deformities.
I think it was a kind of a game changer.
Again, it's so mind blowing, and there's so
much scandal wrapped up in this story.
And the fact that it isn't widely
known, again, is so baffling to me.
And another reason I think it's so important to
make this movie, looking at Mint, who was the
reporter, what we just watched, The Washington Post, is
where the article was first released.
And we saw Francis Kelsey blow the
whistle and essentially say, here's what's happening.
The pharmaceutical company was publishing testimonials
and that was their way of
proving that this drug was safe.

Essentially, they were getting testimonials from doctors
and they were saying, look, all the
doctors are raving about this miracle drug.
It's completely safe.
Frankie was a strong enough woman that she went
in and started investigating and say, hey, there's not
enough clinical evidence to support that this is a
safe drug for the American people.
So I really admire that she pushed back the
way that she did and look what she uncovered.
It was crazy.
And when she went to the FDA and she told
her superiors, they basically swept it under the rug.
This woman had to risk her career, her family,
her livelihood to go and blow the whistle and
get The Washington Post to publish this article.
And being able to see that reporter in
that interview, that is so satisfying to me.
I mean, can you imagine being that
reporter and breaking a story like that?
Shelby, what did you think when you first heard about
this story and the way that it was revealed? Right.
So I think I was just going
to say that there's another layer.
There's so many layers to this story.
But what I found interesting, especially in that last
video, was when he said there was no documentation
of who these doctors were giving these out to.
So what fires me up is
no one was really held accountable.
Yeah, it came out in The Washington Post, but
it's like, okay, now who's being held accountable here?
So I found that really interesting
and it just fires me up.
Yeah, I think that a core value that each
of us share is we really dislike injustice.
I mean, that's one of the things that
we are really driven by, is standing up
and standing against injustice in this story.
And Francis kelsey she really did that?
I want to talk more about this.
I want to go ahead and throw out another
trivia question since we're moving along and our trivia
question number two, we're going to throw up.
So if you've been watching, then
this is your second chance.
If you're just joining us, you get
to join the trivia game right now.
All right, number two.
In 1961, the American Journal of Obstetrics
and Gynecology published an article by Dr.
Roy Nolson testifying that phyllidomi was safe.
That article was forged.
True or false?
True or false?
It's a pretty scandalous statement.
So is it true or false?
That does kind of lead us into our next clip as
well, because there was a lot of discussion, like Dr.
Kelsey said, between the pharmaceutical
company and the FDA.
And they kept providing Dr testimonials as their source
of proving that this was a safe drug.
We saw the effects of the drug start to be
exposed in other countries and information started coming out.
And let's take a look at the archival
footage that we have next to reveal what
happened after things started to be exposed.
Particularly, Dr.
Francis Kelsey prevented this particular drug from
being distributed commercially in this country.
With the President's support and Dr.
Kelsey's testimony, congress eventually passed the
so called 1962 Amendments to the
Food, Drug, and Cosmetic Act.
It was a fundamental change.
Citing her exceptional judgment and outstanding contribution
to the protection of the health of
the American people, president Kennedy gave Dr.
Kelsey the highest award given to a civilian
the President's Award for Distinguished Federal Civilian Service.
She was a game changer indeed.
It changed the whole world.
There is no more profound and important
change that's ever happened to change everything
about the way medicine was conducted.
This woman was a trailblazer.
Every time I watch this footage and I
read more and more about her, I am
just so in awe of what she accomplished.
So look at our trivia question going back.
We discussed and we've mentioned so
far about the pharmaceutical company.
Do you believe that this statement is true or false?
Denise?
Denise gaylord.
She answered correctly.
The answer is true.
So in 1961, the article that was published by Dr.
Nelson testifying that Philadelphia was safe was
actually forged by the pharmaceutical company.
The article had been ghost written by
the medical director of the pharmaceutical company.
That is outrageous.

Are you kidding me?
When I found that out, I was just
totally floored that this had really happened.
So beyond that, though, in sworn testimony, dr.
Nelson later stated that the paper was
drafted during conversations over golf with Dr.
Plogue who was the Richardson Merrill executive who allegedly
wrote the paper with assistance from his secretary and
then signed the doctor's name to it.
This is the kind of corruption
that was happening with this scandal.
There were so many things happening behind
the scenes that were so corrupt and
just completely wrong on so many levels.
And if it weren't for Dr.
Francis Kelsey, many of these things
would have never been exposed.
Another thing about Dr.
Nelson, this doctor whose name was forged on the
letter, he went on to say that he didn't
even keep track of the number of patients he
had given this pill to because they were giving
out Kevin, also known as thalidomide, as a sample.
That was a loophole during the 1960s.
They were able to give out this
drug even though it wasn't FDA approved.
They were able to give it out to women as a sample.
Well, he had been getting this drug
from the pharmaceutical company, playing golf, doing
all these things going to dinner.
Go ahead, Shelby. Sorry.
Dory I think when people see that when we have this movie
made, it's one thing to say it and, oh my gosh, that
is crazy, that's so absurd, and we can't even think.
But when we put it into picture and
we see the emotion behind it, I think
that's what people are really going to get.
It then of like, wow, I cannot believe that he
didn't have to keep records or that he didn't.
And then here are these women that
said, hey, you gave this to me.
And then I guess I don't have record of it.
Does he say sorry?
Does he take accountability? No. Exactly.
And we do cover the little subplot of Dr.
Nelson in the movie.
It is in the script.
We do mention him, and there is an entire sub
story with a woman who's affected by these actions.
Dori, can you tell everyone watching a little
bit about how that plays into the movie?
Yeah, absolutely.
And it's actually one of our, I
would almost say a lead role.
We really have written the movie to be more of
an ensemble, and we wanted to show the different angles
of this tragedy and how it affected different people.
So one of our lead roles is a mother who gives
birth who was given one of these, was given thalidomide.
It hadn't been approved at the FDA.
She wasn't told that it was an experimental drug.
And then she has a baby who'd
suffered from the effects of thalidomide.
And what she has to deal with in
that through this whole process, we're seeing how
it's personally affecting her and her child.
And then we come to learn that this has
become the biggest unmonitored drug trial in US.
History, basically.
Meaning we were talking about that the pharmaceutical company
gave these drugs out to doctors and said, oh,
you don't need to keep track of it.
You don't need to keep track of side effects or even
who you gave it to, which was such a challenge when
they were trying to go back and figure out and recall
the medication, is that it was estimated there was like 2.5
million pills that had been given out, but no way to
know who had been given to.
So it was a disaster.
Yeah, absolutely.
Another part of archival footage that I have watched that we
don't have to play tonight is that a lot of the
women that had been given the drug didn't even realize until
after the fact their babies had already been born.
And they didn't realize it was because of thalidomide.
It wasn't until much later that they realized that
their babies had suffered at the hands of this
medical tragedy and this just total corruption where people
they didn't take accountability, like we were saying.
And so there was no way of tracking
and knowing who had been given what.
And it happened all over the world right francis Kelsey
is attributed with preventing this disaster in the US.
But it still happened.
There are survivors in the US.
There are those that have been
affected by thalidomide in the US.
It wasn't nearly as widespread, but it did happen.
And we want to make sure that we honor
those victims, those survivors, and we tell their stories,
and we want to make sure that we use
our platform and we tell this story in a
way that it brings awareness to what happened.
Because these survivors we talked to some of you.

We know that you're out there.
And we want to make sure that other people
are aware and we want to make sure that
this story receives the justice that it's due.
So that is something that we are really
dedicated to making sure happens with this movie.
Let's throw out one more trivia question
while we're still discussing things here.
Trivia question number three. Dr.
Kelsey retired from the FDA at the age of blank.
Popping up for you. Dr.
Kelsey retired from the FDA at the age of blank.
Now this woman, she was obviously very strong.
She was a woman working in a man's field in the 1960s.
She was a whistleblower against a giant corporation.
This woman took on big pharma.
I would lead you to believe that she might have stayed
there for a long time and worked at the FDA.
She was not backing down.
So that is a hint I will give you.
If you're watching right now and you
want to give it a guess question. Dr.
Kelsey retired from the FDA at the age of blank.
She was a really incredible woman.
The more that we have dug into this story
and begun preparing it for the big screen, all
the revisions to the script and just looking at
every little detail, I think that so many people
are going to be shocked by what they learn.
Okay, someone said 73.
That is not correct.
73 is not the right answer.
Do we have another answer?
No, it was not 85.
Not 85, Stan.
90 after 45 years of service.
Yes, Rose, you are right.
This woman stayed at the FDA
until she was 90 years old.
45 years of service.
She was very committed to serving
and being honorable in her career.
What she did and what she accomplished
throughout her career is so commendable.
And we think that the entire
world needs to know her story.
A lot of you have already shared.
Why do you think the movie should be made?
And I want to turn to you our next challenge and how
we would love to have you all be involved in it.
Yes.
So a lot of people are

wondering how they can support us.
And right now the best way to support us
is by spreading the word through social media.
And one of our social media challenges that we're kicking
off tonight is called Hashtag why farm of the. Movie.
And so if you want to participate
in this challenge, we hope you do.
We invite everyone to participate.
All you have to do is make a
video on social media about and explain why
you think this movie needs to be made.
And in the caption, put hashtag why farm in the movie.
And so that way we can go to
the hashtag and see who's all posted.
Of course, comment with us at Farm of the Movie
as well and tag us anytime that you can.
Tag us in post, like share, save, that all helps.
And so we really appreciate that and
we're super excited for this challenge.
So if you have any questions, let us know.
But really it's simple.
You just make a quick video of why you think it
needs to be made and hashtag Why Farm of the Movie.
Yeah, it's super easy and it's one way that
you can also be entered to qualify for the
ultimate prize of being in the movie.
Now you don't have to be a professional actor, okay?
I know that some people have just always wanted to
maybe be on a movie set or maybe you are
an actor and you're excited about this huge opportunity.
We think that this is going to
be a blockbuster, critically acclaimed film.
Hey, that's just us.
You've heard the woman's story. She's amazing.
The opportunity to be in this
movie I think is pretty cool.
So to participate in this challenge, you just hashtag it or
you can send it to us and you'll be entered.
You'll be qualified to be entered in the
ultimate prize giveaway of being in the movie.
So we have a couple of examples.
Let's roll a couple of examples
of what we're looking for.
And we'd love to share some
personal stories from you guys.
Here's an example.
I'm just excited to see what this film will
do and how it's going to encourage others to
speak out and be a voice too.
I read the synopsis and then immediately I was
interested because I love true story movies and I
love that it's a female driven story as well.

And I was just blown away by Frankie's story and
I couldn't believe that I had never heard it before.
And I'm like, why wasn't this
taught in class or in history?
It's such a powerful story.
More people need to know about this.
And thanks to her, many babies lives were saved.
Suppose for me, the most remarkable aspect of it
all is that despite the fact that we owe
this woman so much, we've all but forgotten her.
She was once the stuff of headlines
and for all the right reasons.
She was instrumental in changing
the laws around drug regulation.
She was decorated for her services by President John F.
Kennedy.
And it's time a new generation learned
her story, not just in the US.
But really throughout the world.
That's why this story is important.
We love hearing from you all, and we appreciate
the support more than you could possibly imagine.
A lot of people will say, Why does social media matter?
Or, I don't have to wait to get the word out
there and to get people behind this movie is social media.
And that's why we're here.
Even if you have only one follower or you
have your sister is your only person who's on
your social media liking your stuff, it doesn't matter.
Your sister might see it, and then she might have
another friend who sees it, and it's a ripple effect.
Social media is one of the
best ways to spread information.
And this movie is so important, and this is our biggest
way of getting the word out about it right now.
So if you want to support us in that way
sharing on social media means so much, it's super easy.
All you have to do, take a selfie video,
tell us why you think the movie should be
made, add that hashtag Why farmer the movie. That's it.
That's all we need.
Just tell everyone you know about the movie, because
every single person who finds out about it helps
us get closer to making the movie.
Right now, to date, we have garnered over $1.6 million.
Now, that's not a donation.
Right now, when I say people have expressed interest,
what I mean by that is they have reserved
the opportunity to invest in this movie.
It's not a donation.
It is a reservation to invest in this movie.
That means the movie makes profit.
You make profit.
It's not a donation.
This is a real investment.
And to find out what that looks like and
how Angel Studios is helping get this movie made.com,
to find out all of the information.
Linda is supporting us.
We see her name there.
We've seen so many other people that have come
on and commented and that are supporting this project.
We have a big goal.
We have big dreams.
This is a big project, and we want to
tell it the best that we possibly can.
So go to angel.com Pharma Expressinterest.
This is limited.
Once this offering goes live, that's it.
There's no other opportunity to come in later and say,
oh, now I want to be a part of it.
Once this offering goes live, it's limited.
So go on right now and express interest.
All you're doing is reserving your spot.
You're saying, hey, I'm interested in being a part
of this movie and helping it get made.
That's all you're doing right now.
And then you'll be first in line to be able to
invest in this movie and participate in it with us.
It is a community effort.
It's a new way of making movies.
It's a way of breaking the traditional Hollywood
model where we get to tell the stories
that we think are important with you, and
you determine what those stories are.
So, angel.com Farmer, we're grateful for every single
person who expresses interest, grateful for every single
person who shares something from us.
We appreciate it so much.
All right, another trivia question for you.
And the next trivia question.
Dori do you want to read it off for us?
Sure.
Not there yet, but there we go. Okay.
In what country did the drug Thalidomide originate in?
Is it multiple choice or is it just
if they've been paying attention or if you
followed us for any amount of time, you
probably already know where it originated from.
We talk about it quite a bit.
And one of the reasons we talk about it is because
it was so prevalent all over the world and when it
came to the States and was being pushed to the
pharmaceutical
company here, it had already been widely accepted.

And that is why the tragedy was
so much worse in other countries.
I think it was 46 other countries or
so that it had been given out in. And Dr.
Kelsey was the one who prevented it
from being distributed commercially in the States.
Remember?
It did go ahead.
Dory I was just going to say sorry, Ashley.
Another hint is that if you watched our Torch,
you would know because we talk about it in
there because that was another scandal related to how
the drug originated before it ever came to us.
The original pharmaceutical company
involved, not France.
Pan, the original pharmaceutical company involved
had a scandal of their own.
And it is a pretty dark history that this company had.
Europe.
No, not quite the answer we're looking for here.
Germany.
Yes, Rose, you got it.
It was Germany.
Dory why was it so scandalous?
What was the dark history related to that company?
Because a large number of board members of the
pharmaceutical company that were Nazi members and some
them were very involved with the Nazi party and
actually were member of the upper ranks.
So one of them was known as the Duchemist
and was convicted for eight years of war crimes.
So the German company had a lot of ties to
the Nazis, and there's some debate among scholars of how
Thalidomide played a role in all of that, but it
is very clear that they did have those Nazi ties. Yeah.
And I think it's important to acknowledge
that because it creates an atmosphere where
respect for life isn't really valued.
I mean, we know that culturally, coming
from that background, life wasn't respected and
it was all about profits over people.
And the history of that entire company is
just really dark and going on beyond that.
Grunenthal is the name of the company.
We can talk about this because of public knowledge.
Grunental never made a public apology for
what happened until 50 years later.
It took them 50 years to publicly
acknowledge and apologize for the drug.
That is also just heartbreaking to me because
there have been survivors that still are suffering
from the effects of this drug.

That never received restitution, that never
were given the assistance they needed
to thrive and live their lives.
It's a really heartbreaking story.
And the fact that this company was just
so cool and so cold that's not even
apologized for 50 years is just another little
thing in this story that's so heartbreaking.
And the parents were just expected to figure it out.
No programs or anything that they
just had to figure it out.
And these survivors have had to figure their life out.
A lot of children ended up in homes during that time.
There are a couple of
different short documentaries out there.
The New York Times has a really excellent
one that I suggest everyone look up.
The New York Times did about a ten minute
documentary on the shadow, The Dark Side of Thalidomide,
and there's a survivor who shares her story, and
she shares about some of the others that she
knew and how these families suffered.
I mean, it wasn't just the individual.
It was the family who wasn't given any sort
of assistance, and there was all kinds of challenges.
And like Dorian mentioned, we cover some of
that in the script because it's important.
Seeing the trial and all of the tribulation these families
went through is an important part of this story.
It's what makes it so real, seeing it on screen.
Like Shelby had said earlier, it's one thing to talk
about, it's another thing to see it lived out.
And we believe that Maggie one of
the lead characters in our story.
We think that it's going to be a very
touching portrayal to see what she went through because
she was affected by that drug and her baby.
We're going to wrap up this live
stream in just a few minutes.
I'm going to throw out this last trivia question.
Trivia question number five.
Rose is in the lead.
I recognize Rose's name a couple of times. All right.
During the short time Liamide was available,
it's estimated that over blank babies were
worldwide were affected by the drug.
Around half of them died within months of being born.
ABCD 10 00 30 00 50 00 10,000 So it's estimated
that over blank babies worldwide were affected by the drug.
Speaking of survivors, again, there are several
organizations all over the world that have
come together to support survivors.

I know that there is one in the US.
I know that there are several overseas.
There's one in Australia.
And it is our heart to support those organizations.
So if you happen to be someone who has been
affected by the drug or, you know someone who has
been affected by the drug, please let them know about
us because we want to give them a platform if
that's something that they want to talk about.
We want to be able to lend our platform to
them, to be able to share their personal stories, because
this is a very intimate and personal story.
What Francis kelsey did was heroic and courageous.
And the people who were affected by
this drug, they deserve to get recognition.
They deserve to see justice served.
And we want to be a part
of helping them know they weren't forgotten.
This is a story that has been widely overlooked.
And we want to make sure that they
know that this story won't be forgotten, that
we are going to bring light to this. D.
Ramona says it's d.
That is correct.
Over 10,000 babies that we know
of were affected by this drug.
And that's only that we know of.
Because like Dori had mentioned
earlier, nobody kept track.
Doctors in the US.
Did not have to keep track.
Most doctors during that time all over the world
did not have to keep track of the drugs
that they had given to their patients.
A lot of the babies that were born with these
birth defects, they did not attribute it to thalidomide.
The pharmaceutical company denied it, denied
it, denied it, denied it.
So as far as we know, at least
10,000 babies worldwide were affected by the drug.
And it's absolutely devastating.
It is the largest man made medical disaster in
history and the largest unmonitored drug trial in US.
History.
It is a really big deal.
So we want to make sure that those survivors that
were affected by this drug, that they see the story.
We want them to know that we want to
support them and lend our platform to them.
So if you know someone, please let
them know to reach out to us.
Okay, we're wrapping up this live stream.

We hope that you guys see just from the
facts, from the cold, hard facts about Francis Kelsey's
life, why this story is so important.
We believe that it's incredibly relevant still today, and
we think that this movie needs to be made.
We believe that a lot of you agree
with us and it's evidence on our page.
angel.com Pharma, we've seen over $1.6 million in
interest be expressed to make this movie.
And we need more.
We have big dreams.
We have a big goal to make this
the best movie that we possibly can.
And it's going to take all of you sharing
and spreading the word to help that goal.
Say, before we wrap things up, too,
were there any questions that you didn't
get answered throughout the live stream?
We want to throw those up.
You didn't answer those.
As we wrap up tonight, what work
do you need to see to proceed?
I'll just throw an arbitrary number there right now.
We have, I think, over right around 2000 people
who have expressed interest in movie getting made.
So throw an arbitrary number out there unless they can.
We get thousand people to express
interest in seeing get made.
To me, that's not a huge number.
That seems very attainable.
So, Paul, if you can help us spread the
word to get 5000 people to say express interest.
It's a really solid number to help us get the support
we need to move 5000 people on form a page expressing
interest that's solid to move forward in the next steps.
Any other where is it going to be made?
Light Warrior?
That is a great question.
We have scouted Columbus, Georgia.
We have looked at a lot of great locations there.
That is actually where we shot our proof of concept.
There are some beautiful locations in Georgia.
There's some great tax incentives.
So we have been looking at that.
We are very responsible and fiscally conservative when
it comes to how we spend our production
funding and we want to make sure that
we're getting the best bang for our buck.
So we're looking at other states across the country
and the tax incentives that they have because that
benefits everyone involved in making this movie.
So we're doing our due diligence.

Georgia is at the top of our list but if
another opportunity comes available for a better place to
film,
we would be open to that as we do our
research location, there also are some scenes in
Washington DC.
Yes, so that's one of the reasons that we're asking
for some of our production funds will be used.
Hopefully we're hoping to be able to get some great
shots of the DC area as well, if possible.
Yeah, we critical of the Moody.
It's not cheap to shoot in Washington DC.
As you can imagine, it's a very busy place.
It's a period piece.
There will be some visual effects and
having to make sure that the streets
and the cars look period appropriate.
So these are all little details that factor into how the
production money is spent and the money that we need to
raise in order to be able to produce a high quality
feature film that we'll all be proud of.
We're not moving forward until we have
the amount we need to best properly.
Any other questions before you have all
right guys, again, we're so happy.
We're excited about the progress
that's made over $1.6 million.
Please share this with everyone you know,
anyone that you think might be interested.
It means so much to us.
Doris, I'll be I'll throw it over to you if
there's anything you want to leave our audience with tonight.
Just appreciate all of the support.
We keep an eye on social media so of course,
reach out to us if you come across any content
that you think that we should share or that you
find interesting, make sure to send it over to us.
Just that we so appreciate all of the support.
We're so excited for the new year and moving into
some of our production steps that we've been waiting for
and we're going to be doing this next year and
so happy that you guys are all here with us.
And as we mentioned before, if everybody can
share about our project that would be great. Too.
We love hearing from you guys.
So your comments just mean the world to us.
So thank you.
We read all the comments.
We are behind the scenes.
This is the great thing about the angel model is that
you get us, you get full access to the filmmakers.
We take into consideration the things that you guys say.
We read the comments.
And one quick note about what Dory said.
It is this year, not next
year, making this movie this year.
So it's really important.
Time of the essence.
Thank you, Denise.
Denise just expressed interest in
making our movie happen.
Thank you for showing interest in putting
$500 in express interest out there.
It means so much that's we appreciate it.
Denise, we would love to be filming this
movie by, like, June of this year.
That is the goal.
That means we got to make things happen now.
Time is of the essence.
Once this offering goes live, that's it.
It's limited.
You can make your reservation
now by expressing interest@angel.com. Pharma.
Once we go live, there's a limited opportunity to
invest and then we go make this movie.
That's the fun part.
We're getting close and we can't wait to
come back to you with another live stream
next month with a new update.
Until then, find us on social
media and we'll see you there.